California BanCorp

1300 Clay Street

Suite 500

Oakland, California 94612

March 3, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Envall
Sandra Hunter Berkheimer
Cara Lubit
Hugh West

Re:	California BanCorp
Draft Registration Statement on Form 10 Submitted
on January 31, 2020
CIK No. 1752036

Ladies and Gentlemen:

This letter is the response of California Bancorp (the “Company”) to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated February 27, 2020 concerning the Company’s draft Registration Statement on Form 10 confidentially submitted on January 31, 2020 (the “Draft Registration Statement”).

We are concurrently publicly filing our Registration Statement on Form 10, which reflects our responses to the Staff’s comments and certain other updated information. We will also provide the Staff courtesy copies of the Registration Statement on Form 10 (the “Public Form 10”) marked to reflect the changes from the Draft Registration Statement.

The Staff’s comments are copied below in italicized, bold type. The Company’s responses follow each of the comments. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement), all page references correspond to the pages of the Public Form 10.

Draft Registration Statement on Form

Lending Limits, page 6

1.	Please revise this section to indicate what the highest aggregate secured and unsecured loan-to-one borrower balances were at September 30, 2019.

The requested disclosure appears on page 6 of the Public Form 10.

Real Estate Loans, page 8

2.

We note your disclosure under this heading that as of September 30, 2019, loans secured by real estate made up approximately 52% of your loan portfolio. We further note your disclosure on page 21 that as of September 30, 2019, 57% of your loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. Please revise to reconcile these numbers or revise to clarify why the percentages differ.

As of September 30, 2019, our commercial real estate loans represented 52% of our loan portfolio. All loans secured by real estate, including commercial real estate loans, made up approximately 57% of our loan portfolio. We have revised the disclosures on pages 8 and 24 to reflect this distinction.

Data Privacy and Cybersecurity, page 18

3.

We note your disclosure that you are required to have adopted policies and procedures to comply with cybersecurity laws and regulations and to protect the personal privacy of your customers and the security of their data. We also note your risk factor on page 25 regarding cyber-attacks and data security breaches. Here or under another appropriately captioned heading, please revise to disclose the nature of the board of director’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

We have revised the disclosures under the headings “The Board’s Role in Risk Oversight” beginning on page 76 and “The Audit Committee” on page 77 to provide the requested disclosure.

Our deposit portfolio includes significant concentrations..., page 24

4.

We note your discussion of the risks related to your large percentage of deposits being attributable to a relatively small number of customers. If material, please provide a similar risk factor that discloses any significant concentration of loans that you may have to your 10 largest lending relationships.

We have added an additional risk factor concerning loan concentration, which appears on page 25 of the Public Form 10.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of and for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Financial Condition Nonperforming Assets, page 45

5.

We note your disclosure on page 46 and elsewhere (e.g., page 161) that non-accrual loans grew from $484,000 at December 31, 2017 to $4.46 million at December 31, 2018, with the increase coming from the Commercial and Industrial loan category. Please tell us, and revise your disclosures here and elsewhere as appropriate, to explain the causal factors for this increase. Quantify, where possible, the number of loans driving the change as well as their amounts.

Non-accrual loans at December 31, 2017 totaled $484,000 consisting of one commercial and industrial loan. At December 31, 2018, non-accrual loans totaled $4.46 million consisting of eight loans across four relationships, each of which was in in the commercial and industrial segment.

At December 31, 2018, the largest non-accrual relationship totaled $2.37 million consisting of three loans. The relationship was placed into a non-accrual status late in 2018 as a result of continued overdrafts and delayed loan payments and concerns regarding the borrower’s cash management. The second largest non-accrual relationship at December 31, 2018 totaled $1.24 million consisting of three loans. The relationship was placed into non-accrual status in the summer of 2018 as a result of continued overdrafts, delayed loan payments, and inability to provide current financial information due to business losses incurred by the borrower. These two relationships account for 81% of the non-accrual balance as of December 31, 2018.

We have revised the disclosure on page 46 of the Draft Registration Statement to disclose this information. The revised disclosure appears on page 49 of the Public Form 10.

Deposits, page 49

6.	Please revise this section to disclose the extent (i.e., amount and percentage of total deposits) to which you rely on brokered deposits as a source of funding.

The requested disclosures appear on pages 53 and 67.

Director Compensation, page 79

7.

We note your disclosure that your non-employee directors receive cash compensation in the form of a retainer fee for attending board and committee meetings. Please revise your disclosure to quantify this retainer fee.

The requested disclosure appears on page 83.

Item 7. Certain Relationships and Related Transactions

Policies and Procedures for Approval of Related Person Transactions, page 81

8.

We note your disclosure that as of September 30, 2019, the Bank had loans outstanding to some of your officers and directors and the business organizations with which they are associated in the amount of $7,343,420. Please revise to ensure that your disclosure includes the information required by Item 404(d) of Regulation S-K, including the name of each related person, the related person’s interest in the transaction, the approximate dollar value of the amount involved in each transaction, and the related person’s position(s) or relationship(s) with the entity that is party to the transaction.

We have revised the referenced disclosure to add that the described loans were made in the ordinary course of the Bank’s business, were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loans made to persons not related to the Company or the Bank and did not involve more than the normal usual risk of collectability or present other unfavorable features. None of the loans are nonaccruable, past due, restructured or potential problem loans.

Accordingly, based on the foregoing and on reliance on paragraph 4 to the Instructions to Item 404(a) of Regulation S-K, we have not identified the related person or the details of their loans in the Public Form 10.

Thank your for your review of our Draft Registration Statement. If you should have any questions or comments regarding this response or the Public Form 10, please contact our legal counsel, Josh Dean of Sheppard, Mullin, Richter & Hampton LLP, at (714) 424-8292.

Sincerely,

CALIFORNIA BANCORP

By:	/s/ Thomas A. Sa
Thomas A. Sa Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer